UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated September 22, 2023

Commission File Number: 001-40286
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Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

GENERAL

On September 22, 2023, the Board of Directors of Arrival (the “Board”) issued a press release announcing the appointment of Mr. Alexandre Zyngier as a non-executive Director. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on September 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: September 22, 2023

Exhibit 99.1

New Non-Executive Director Joins Arrival’s Board

LUXEMBOURG – September 22, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles (“EVs”), today announces that Mr. Alexandre Zyngier has been appointed as a non-executive of Arrival by the board of directors.

Mr. Zyngier has over 30 years of investment, strategy, governance and operating experience. In 2013, he founded Batuta Capital Advisors LLC, where he works with a select group of companies and credit/equity investors focused on turnarounds, special situations and technology intensive businesses. Prior to founding Batuta, Mr. Zyngier worked as a portfolio manager investing in public and private distressed opportunities at Alden Global Capital and held positions at Goldman Sachs Group Inc., Deutsche Bank AG, and CRT Capital Group. Before entering finance, Mr. Zyngier was a strategy consultant at McKinsey & Company and a technical brand manager at Procter & Gamble Company.

Mr. Zyngier has extensive experience serving on boards of directors. He is currently the chairman of EVO Transportation & Energy Services, Inc. He was previously a director of Appvion, Inc. and GT Advanced Technologies Inc., a lead director of AudioEye, Inc., an independent director of Eileen Fisher, Inc., a director of Torchlight Energy Resources, Inc., chairman of the board of directors of Vertis Inc., a director of Island One LLC, and the executive chairman of DTV America.

Mr. Zyngier holds a Master of Business Administration in finance and accounting from the University of Chicago and a Bachelor of Sciences in chemical engineering from the Universidade Estadual de Campinas (UNICAMP) in Brazil.

About Arrival
Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law

Arrival Contacts:

Media
pr@arrival.com

Investors
IR@arrival.com